SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May 2026

Commission File Number: 001-36349

MediWound Ltd.
(Translation of registrant’s name into English)

42 Hayarkon Street

Yavne, 8122745 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Results of 2026 Annual Shareholder Meeting

On May 6, 2026, MediWound Ltd. (“we,” “us” or the “Company”) held its 2026 annual general meeting of shareholders (the “Meeting”). At the Meeting, our shareholders voted on a few proposals, each of which is listed below and was described in more detail in our notice and proxy statement for the Meeting, which were attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K (a “Form 6-K”) that we furnished to the Securities and Exchange Commission (the “SEC”) on March 30, 2026. Each of those descriptions is incorporated by reference herein.

Based on the presence in person or by proxy at the Meeting of 6,208,465 (or 48.3%) of our outstanding ordinary shares, par value New Israeli Shekels (NIS) 0.07 per share (“ordinary shares”) as of the March 31, 2026 record date for the Meeting, constituting the requisite quorum, each of the following numbered proposals, which was presented for a vote at the Meeting, was approved by the below majorities of our shareholders under the Israeli Companies Law, 5759-1999 (the “Companies Law”) (each majority, as reflected in the percentages presented below, was determined after excluding abstentions, in accordance with the Companies Law):

(1)	Re-election of each of Mr. Nachum Shamir, Dr. Vickie R. Driver, Mr. David Fox, Mr. Shmuel (Milky) Rubinstein, and Mr. Stephen T. Wills to the Company’s board of directors, or Board, to serve until the next annual general meeting of shareholders of the Company and until their respective successors are duly appointed and qualified, or until their earlier resignation or removal:

Name of Director Nominee	Votes in Favor	Votes Against	Abstentions
Nachum Shamir	6,162,008 (99.3%)	42,782 (0.7%)	3,674
Dr. Vickie R. Driver	6,168,784 (99.4%)	34,888 (0.6%)	4,793
David Fox	6,139,229 (99.0%)	64,425 (1.0%)	4,810
Shmuel (Milky) Rubinstein	6,169,440 (99.5%)	34,215 (0.5%)	4,810
Stephen T. Wills	6,149,332 (99.1%)	54,323 (0.9%)	4,810

(2)

Reappointment of Somekh Chaikin, a member firm of KPMG, as the Company’s independent registered public accounting firm for the year ending December 31, 2026 and for the additional period until the next annual general meeting of shareholders of the Company, and authorization of the Board (with power of delegation to its audit committee) to fix the independent registered public accounting firm’s remuneration in accordance with the volume and nature of its services:

Votes in Favor	Votes Against	Abstentions
6,191,209 (99.8%)	15,232 (0.2%)	2,024

(3)	Approval of the payment of an annual cash bonus to the Company’s Chief Executive Officer, Mr. Ofer Gonen, in respect of his performance in 2025:

Votes in Favor	Votes Against	Abstentions
6,115,519 (99.5%)	33,681(0.5%)	59,265

The vote tally on Proposal 3 also achieved the requisite special majority under the Companies Law, as a majority of shareholders (excluding abstentions) who (i) were not controlling shareholders and (ii) lacked a “personal interest” (as defined under the Companies Law) voted in favor of Proposal 3, as reflected in the below tally among those shareholders:

Votes in Favor	Votes Against
6,093,382 (99.5%)	33,681 (0.5%)

Incorporation by Reference

The contents of this Form 6-K (including the information contained in Exhibit 99.1) are hereby incorporated by reference into the Company’s Registration Statements on (i) Form S-8, filed with the Securities and Exchange Commission (the “SEC”) on April 28, 2014, March 24, 2016, March 19, 2018, March 25, 2019, February 25, 2020, May 5, 2021, August 9, 2022, August 15, 2023, March 19, 2025 and March 5, 2026 (Registration Nos. 333-195517, 333-210375, 333-223767, 333-230487, 333-236635, 333-255784, 333-266697, 333-273997, 333-285897, and 333-294055, respectively), and (ii) Form F-3, filed with the SEC on August 29, 2024 and March 19, 2025 (Registration Nos. 333-281843 and 333-285908, respectively).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 6, 2026	MEDIWOUND LTD. By: /s/ Hani Luxenburg Name: Hani Luxenburg Title: Chief Financial Officer